Exhibit 11

STERLING BANCORP AND SUBSIDIARIES
Statement Re: Computation of Per Share Earnings
(Unaudited & Restated)

	Three Months Ended June 30,		Six Months Ended June 30,

	2004	2003	2004	2003

Net income [1]	$6,564,601	$5,817,947	$11,771,535	$11,551,732
Less: preferred dividends	—	31,351	—	63,144

Net income available for common shareholders and adjusted for diluted computation [1]	$6,564,601	$5,786,596	$11,771,535	$11,488,588

Weighted average common shares outstanding [2]	18,364,046	17,881,625	18,266,196	17,877,658
Add dilutive effect of: Stock options [2]	818,649	721,609	833,916	702,877
Convertible preferred stock	—	229,222	64,123	230,405

Adjusted for assumed diluted computation [2]	19,182,695	18,832,456	19,164,235	18,810,940

Basic earnings per share [1] [2]	$0.35	$0.32	$0.64	$0.64

Diluted earnings per share [1] [2]	$0.34	$0.31	$0.61	$0.61

[1] Restated; see Note 2 on page 9.

[2] Restated; see Note 1 on page 9.
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